UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2008
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒       Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Consolidated Financial Results for the nine months ended December 31, 2007 (U.S. GAAP Financial Information)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President and Representative Director

Date: January 31, 2008

Makita Corporation

Consolidated Financial Results
for the nine months ended December 31, 2007
(U.S. GAAP Financial Information)

(English translation of “ZAIMU/GYOSEKI NO GAIKYO”
originally issued in Japanese language)

CONSOLIDATED FINANCIAL RESULTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2007
January 31, 2008
Makita Corporation
Stock code: 6586
URL: http://www.makita.co.jp/
Masahiko Goto, President
1. Results of the nine months ended December 31, 2007 (From April 1, 2007 to December 31, 2007)
(1) CONSOLIDATED OPERATING RESULTS

	Yen (millions)
	For the nine months ended			For the nine months ended			For the year ended
	December 31, 2006			December 31, 2007			March 31, 2007
			%			%			%
Net sales	202,689		22.3	257,580		27.1	279,933		22.2
Operating income	35,464		(0.2)	51,222		44.4	48,176		5.2
Income before income taxes	36,489		(5.8)	51,788		41.9	49,323		0.4
Net income	25,435		(26.1)	36,214		42.4	36,971		(8.5)
	Yen

Net income per share:
Basic		176.99			251.94			257.27
Diluted		176.99			251.94			257.27

Notes:	1.	Amounts of less than one million yen have been rounded.
	2.	The table above shows the changes in the percentage ratio of net sales, operating income, income before income taxes, and net income against the corresponding period of the previous year.
(2) CONSOLIDATED FINANCIAL POSITION

	Yen (millions)
	As of	As of	As of
	December 31, 2006	December 31, 2007	March 31, 2007
Total assets	355,553	399,384	368,494
Shareholders’ equity	291,059	327,355	302,675
Shareholders’ equity ratio to total assets (%)	81.9%	82.0%	82.1%
	Yen

Shareholders’ equity per share	2,025.40	2,276.88	2,106.28

(3) CONSOLIDATED CASH FLOWS

	Yen (millions)
	For the nine months	For the nine months	For the year ended
	ended December 31, 2006	ended December 31, 2007	March 31, 2007
Net cash provided by operating activities	22,807	21,930	32,360
Net cash used in investing activities	(20,805)	(3,727)	(27,276)
Net cash used in financing activities	(6,301)	(13,428)	(8,307)
Cash and cash equivalents, end of period	36,289	41,650	37,128

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in Japanese language

2. Consolidated financial forecast for the year ending March 31, 2008 (From April 1, 2007 to March 31, 2008)

	Yen (millions)
	For the year ending March 31, 2008
			%
Net sales	338,000		20.7
Operating income	66,000		37.0
Income before income taxes	66,000		33.8
Net income	45,200		22.3
	Yen

Net income per share		314.38

Notes:	The table above shows the changes in the percentage ratio of net sales, operating income, income before income taxes, and net income against the corresponding period of the previous year.
3. Other
(1)	Changes in important subsidiaries during the term (Changes in specific subsidiaries accompanied by changes in scope of consolidation): None.

(Ref.) Changes in scope of consolidation and equity method
Consolidation:	Increase	2	Decrease	0
Equity Method:	Increase	2	Decrease	1

(2)	Adoption of simplified accounting methods: None.

(3)	Accounting policy changes from the year ended March 31, 2007: None.

   Explanation regarding proper use of business forecasts, and other significant matters
     This report modifies the consolidated financial forecast for the year ending March 31, 2008. Regarding the assumptions for the revised forecasts and other matters, refer to [Qualitative Information and Financial Statements] Section 3 “Qualitative information on consolidated financial forecast” (on page 4).
     The financial forecasts given above are based on information as available at the present time, and include potential risk and uncertainties. As a consequence of this and other factors, actual results may vary from the forecasts provided above.

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in Japanese language

[Qualitative Information and Financial Statements]
1. Qualitative information on consolidated operating results
     Consolidated net sales up until the third quarter showed double-digit growth in all geographical areas, particularly in Europe and the resource-rich countries of the Middle East and Central and South America, resulting in the growth of 27.1% over the same period of the previous year to 257,580 million yen.
     With regard to earnings, operating income rose 44.4% over the same period of the previous year to 51,222 million yen (ratio of operating income to net sales: 19.9%), income before income taxes rose 41.9% to 51,788 million yen (ratio of income before income taxes to net sales: 20.1%), and net income rose 42.4% to 36,214 million yen (ratio of net income to net sales: 14.1%).
     Details of sales by geographical area are as follows;
     Despite severe conditions in the domestic market where the number of housing starts decreased due to more stringent procedures for applying for building certification, the addition of sales of garden-related engine tools produced by Makita Numazu Corporation (former Fuji Robin Industries Ltd.), a newly consolidated subsidiary as of May 2007, and solid sales in lithium-ion battery tools pushed net sales up 10.8% over the same period of the previous year to 38,222 million yen.
     In Europe, growing sales in the Eastern Europe/Russian markets and solid sales in Western Europe resulted in a 35.4% increase in net sales over the same period of the previous year to 119,873 million yen.
     In North America, while residential property investments decreased due to the problems of the US sub-prime mortgage market, favorable sales in lithium-ion battery tools during the Christmas period largely through major home improvement chains were robust, driving net sales up 17.7% compared with the same period of the previous year to 43,755 million yen.
     In Asia, sales in Singapore and Indonesia in particular were solid, rising 16.9% over the same period of the previous year to 16,679 million yen.
     As for other geographical areas, buoyant economies in resource-rich countries contributed to favorable growth in net sales in the Middle East and Africa, which rose 45.1% over the same period of the previous year to 13,964 million yen, in Central and South America which rose 34.4% to 12,756 million yen, and in Oceania which rose 35.4% to 12,331 million yen.
2. Qualitative information on consolidated financial position
     [Analysis of assets, liabilities, and shareholders’ equity]
     Assets at the end of the third quarter totaled 399,384 million yen, up 8.4% from the end of the previous year. The main factors for the rise were an increase in inventories corresponding to the sales growth, the acquisition of Makita Numazu Corporation as a newly consolidated subsidiary, the rebuilding of Head Office and the Okazaki plant to conform to more stringent earthquake-proof standards, and the expansion of production facilities in China and Rumania.
     Liabilities rose 9.2% from the end of the previous year to 69,535 million yen. The main contributing factors for the increase were boosts in production due to growth in sales and an increase in accounts payable accompanying the acquisition of Makita Numazu Corporation as a newly consolidated subsidiary.
     With regard to Shareholders’ equity , favorable operating results augmented retained earnings, up 10.9% .
Accordingly, shareholders’ equity amounted to 327,355 million yen, up 8.2%.
     [Analysis of cash flows]
     Total cash and cash equivalents at the end of period amounted to 41,650 million yen, up 4,522 million yen from the end of the previous year.
          (Net Cash Provided by Operating Activities)
     Net cash provided by operating activities amounted to 21,930 million yen, reflecting factors including favorable business performances in all regions.
          (Net Cash Used in Investing Activities)
     Net cash used in investing activities amounted to 3,727 million yen, reflecting mainly capital investment for the rebuilding of facilities at Head Office and the Okazaki plant and expenditure for the acquisition of Makita Numazu Corporation (former Fuji Robin Industries Ltd.).
          (Net Cash Used in Financing Activities)
     Net cash used in financing activities amounted to 13,428 million yen, primarily reflecting the payment of cash dividends.

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in Japanese language

3. Qualitative information on consolidated financial forecast
     Despite spreading repercussions from the US sub-prime loan problem, which will have an impact on economies worldwide, the forecast for consolidated results for the year ending March 2008 takes into consideration Makita’s strong performance up until this third quarter.
Revised financial outlook for consolidated performance during the fiscal 2008/03.

	Yen (millions)
	For the year ending March 31, 2008
			Income before
	Net sales	Operating income	income taxes	Net income

Financial outlook announced previously (A)	330,000	62,000	62,500	42,800
Revised financial outlook (B)	338,000	66,000	66,000	45,200
Change (B-A)	8,000	4,000	3,500	2,400
Percentage revision	2.4%	6.5%	5.6%	5.6%
Actual results for the previous year ended March 31, 2007	279,933	48,176	49,323	36,971

Assumptions:
     The above forecast is based on the assumption of exchange rates for the final quarter of 106 yen to US$1 and 158 yen to 1 Euro.
4. Other
(FORWARD-LOOKING STATEMENTS)
     This document contains forward-looking statements based on information available and rational assumptions as of this time. Actual results could differ substantially from the content of these statements, due to one or more of a variety of factors. Important factors deemed to have potential to significantly influence actual results are those noted below. Note that these are not the only factors that can influence actual performance.
(1)	Makita’s sales are affected by the levels of construction activities and capital investments in its markets.

(2)	Currency exchange rate fluctuations may adversely affect Makita’s financial results.

(3)	The global intensified competition may adversely affect Makita’s sales results.

(4)	If Makita is not able to develop attractive products, Makita’s sales activities may be adversely affected.

(5)	Geographic concentration of Makita’s main facilities may have adverse effects on Makita’s business activities.

(6)	Makita’s overseas activities and entry into overseas markets entail risks, which may have a material adverse effect on Makita’s business activities.

(7)	If Makita fails to maintain cooperative relationships with significant customers, Makita’s sales may be seriously affected.

(8)	If any of Makita’s suppliers fail to deliver materials or parts required for production as scheduled, Makita’s production activities may be adversely affected.

(9)	When the procurement of raw materials used by Makita becomes difficult or prices of these raw materials rise sharply, this may have an adverse impact on performance.

(10)	Product liability litigation or recalls may harm Makita’s financial statements and reputation.

(11)	Fluctuations in stock market prices may adversely affect Makita’s financial statements.

(12)	Violation of intellectual property rights may have an adverse impact on performance.

(13)	Environmental or other government regulations may have a material adverse impact on Makita’s business activities.

(14)	Investor confidence and the value of Makita’s ADRs and ordinary shares may be adversely impacted if Makita’s management concludes that Makita’s internal controls over financial reporting are not effective as of March 31, 2008, or if Makita’s independent registered public accounting firm is unable to provide an unqualified opinion on the effectiveness of Makita’s internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002.
      Regarding the assumptions for the revised financial forecast, refer to [Qualitative Information and Financial Statements] Section 3 “Qualitative information on consolidated financial forecast” (on page 4).

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in Japanese language

5. Condensed Quarterly Consolidated Financial Statements
(1) CONDENSED CONSOLIDATED BALANCE SHEETS

	Yen (millions)
	As of December	As of December	Increase	As of March
	31, 2006	31, 2007	(Decrease)	31, 2007
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	36,289	41,650	5,361	37,128
Time deposits	6,829	5,269	(1,560)	6,866
Marketable securities	55,977	50,164	(5,813)	58,217
Trade receivables-
Notes	3,174	3,607	433	3,125
Accounts	48,239	60,702	12,463	54,189
Less- Allowance for doubtful receivables	(959)	(1,038)	(79)	(869)
Inventories	91,938	114,546	22,608	92,800
Deferred income taxes	3,811	4,964	1,153	5,080
Prepaid expenses and other current assets	9,014	12,793	3,779	9,963

Total current assets	254,312	292,657	38,345	266,499

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	16,708	18,044	1,336	16,732
Buildings and improvements	55,265	60,815	5,550	57,242
Machinery and equipment	75,222	78,176	2,954	74,087
Construction in progress	5,606	5,987	381	5,576

	152,801	163,022	10,221	153,637
Less- Accumulated depreciation	(90,301)	(93,757)	(3,456)	(90,257)

	62,500	69,265	6,765	63,380

INVESTMENTS AND OTHER ASSETS:
Investment securities	27,684	22,448	(5,236)	27,279
Deferred income taxes	1,357	1,505	148	1,367
Other assets	9,700	13,509	3,809	9,969

	38,741	37,462	(1,279)	38,615

	355,553	399,384	43,831	368,494

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in Japanese language

	Yen (millions)
	As of December	As of December	Increase	As of March
	31, 2006	31, 2007	(Decrease)	31, 2007
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	3,914	2,105	(1,809)	1,892
Trade notes and accounts payable	14,146	22,726	8,580	16,025
Accrued payroll	6,940	6,711	(229)	8,571
Accrued expenses and other	16,857	20,864	4,007	17,353
Income taxes payable	8,134	5,610	(2,524)	10,447
Deferred income taxes	68	1	(67)	28

Total current liabilities	50,059	58,017	7,958	54,316

LONG-TERM LIABILITIES:
Long-term indebtedness	108	924	816	53
Accrued retirement and termination allowances	3,397	4,205	808	3,227
Deferred income taxes	7,907	4,541	(3,366)	4,976
Other liabilities	1,053	1,848	795	1,112

	12,465	11,518	(947)	9,368

MINORITY INTERESTS	1,970	2,494	524	2,135

SHAREHOLDERS’ EQUITY:
Common stock	23,805	23,805	—	23,805
Additional paid-in capital	45,437	45,751	314	45,437
Legal reserve and retained earnings	209,498	245,031	35,533	221,034
Accumulated other comprehensive income	12,605	13,029	424	12,697
Treasury stock, at cost	(286)	(261)	25	(298)

	291,059	327,355	36,296	302,675

	355,553	399,384	43,831	368,494

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in Japanese language

(2) CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Yen (millions)
	For the nine		For the nine				For the year
	months ended		months ended		Increase		ended
	December 31, 2006		December 31, 2007		(Decrease)		March 31, 2007
	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
NET SALES	202,689	100.0	257,580	100.0	54,891	27.1	279,933	100.0
Cost of sales	117,595	58.0	149,599	58.1	32,004	27.2	163,909	58.6

GROSS PROFIT	85,094	42.0	107,981	41.9	22,887	26.9	116,024	41.4
Selling, general, administrative and other expenses	49,630	24.5	56,759	22.0	7,129	14.4	67,848	24.2

OPERATING INCOME	35,464	17.5	51,222	19.9	15,758	44.4	48,176	17.2

OTHER INCOME (EXPENSES):
Interest and dividend income	965	0.5	1,670	0.6	705	73.1	1,364	0.5
Interest expense	(240)	(0.1)	(210)	(0.1)	30	—	(316)	(0.1)
Exchange losses on foreign currency transactions, net	(401)	(0.2)	(563)	(0.2)	(162)	—	(418)	(0.2)
Realized gains (losses) on securities, net	951	0.5	(14)	(0.0)	(965)	—	918	0.3
Other, net	(250)	(0.2)	(317)	(0.1)	(67)	—	(401)	(0.1)

Total	1,025	0.5	566	0.2	(459)	(44.8)	1,147	0.4

INCOME BEFORE INCOME TAXES	36,489	18.0	51,788	20.1	15,299	41.9	49,323	17.6

PROVISION FOR INCOME TAXES	11,054	5.5	15,574	6.0	4,520	40.9	12,352	4.4

NET INCOME	25,435	12.5	36,214	14.1	10,779	42.4	36,971	13.2

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in Japanese language

(3) CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Yen (millions)
	For the nine	For the nine	For the year
	months ended	months ended	ended
	December 31, 2006	December 31, 2007	March 31, 2007
Net cash provided by operating activities	22,807	21,930	32,360
Net cash used in investing activities	(20,805)	(3,727)	(27,276)
Net cash used in financing activities	(6,301)	(13,428)	(8,307)
Effect of exchange rate changes on cash and cash equivalents	1,534	(253)	1,297

Net change in cash and cash equivalents	(2,765)	4,522	(1,926)
Cash and cash equivalents, beginning of period	39,054	37,128	39,054

Cash and cash equivalents, end of period	36,289	41,650	37,128

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in Japanese language

(4) CONDENSED OPERATING SEGMENT INFORMATION

For the nine months ended December 31, 2006

	Yen (millions)
							Corporate
			North				and elimi-	Consoli-
	Japan	Europe	America	Asia	Other	Total	nations	dated
Sales:
(1) External customers	45,369	89,244	37,089	7,310	23,677	202,689	—	202,689
(2) Inter-segment	48,273	4,259	4,035	49,260	136	105,963	(105,963)	—

Total	93,642	93,503	41,124	56,570	23,813	308,652	(105,963)	202,689

Operating expenses	80,096	80,997	38,927	48,490	21,043	269,553	(102,328)	167,225
Operating income	13,546	12,506	2,197	8,080	2,770	39,099	(3,635)	35,464

For the nine months ended December 31, 2007

	Yen (millions)
							Corporate
			North				and elimi-	Consoli-
	Japan	Europe	America	Asia	Other	Total	nations	dated
Sales:
(1) External customers	52,744	119,786	43,640	8,766	32,644	257,580	—	257,580
(2) Inter-segment	52,553	4,052	3,627	76,603	142	136,977	(136,977)	—

Total	105,297	123,838	47,267	85,369	32,786	394,557	(136,977)	257,580

Operating expenses	88,055	104,112	45,804	74,839	28,076	340,886	(134,528)	206,358
Operating income	17,242	19,726	1,463	10,530	4,710	53,671	(2,449)	51,222

For the year ended March 31, 2007

	Yen (millions)
							Corporate
			North				and elimi-	Consoli-
	Japan	Europe	America	Asia	Other	Total	nations	dated
Sales:
(1) External customers	61,776	124,924	51,432	9,698	32,103	279,933	—	279,933
(2) Inter-segment	64,040	5,709	5,297	67,021	149	142,216	(142,216)	—

Total	125,816	130,633	56,729	76,719	32,252	422,149	(142,216)	279,933

Operating expenses	108,403	112,577	54,217	66,815	28,786	370,798	(139,041)	231,757
Operating income	17,413	18,056	2,512	9,904	3,466	51,351	(3,175)	48,176

Note: Segment information is determined by the location of the Company and its relevant subsidiaries.

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in Japanese language

SUPPORT DOCUMENTATION (CONSOLIDATION)
1. Consolidated financial results and forecast

	Yen (millions)
	For the nine months			For the nine months
	ended December 31, 2006			ended December 31, 2007
	(Results)			(Results)
	(Amount)		(%)	(Amount)		(%)
Net sales	202,689		22.3	257,580		27.1
Domestic	34,508		15.7	38,222		10.8
Overseas	168,181		23.7	219,358		30.4
Operating income	35,464		(0.2)	51,222		44.4
Income before income taxes	36,489		(5.8)	51,788		41.9
Net income	25,435		(26.1)	36,214		42.4
Net income per share (Yen)		176.99			251.94
Employees		9,008			10,149

	Yen (millions)
	For the year ended			For the six months			For the year ending
	March 31, 2007			ended September			March 31, 2008
	(Results)			30, 2007 (Results)			(Forecast)
	(Amount)		(%)	(Amount)		(%)	(Amount)		(%)
Net sales	279,933		22.2	169,537		28.5	338,000		20.7
Domestic	46,860		12.6	25,649		11.9	51,200		9.3
Overseas	233,073		24.3	143,888		32.1	286,800		23.1
Operating income	48,176		5.2	33,899		58.5	66,000		37.0
Income before income taxes	49,323		0.4	34,468		58.1	66,000		33.8
Net income	36,971		(8.5)	23,596		53.3	45,200		22.3
Net income per share (Yen)		257.27			164.17			314.38
Employees		9,062			10,093			—

Note:	The table above shows the changes in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income against the corresponding period of the previous year.
Please refer to page 4 for the qualitative information on the financial forecast for the year ending March 31, 2008.

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in Japanese language

2. Consolidated net sales by geographic area

	Yen (millions)
	For the nine months		For the nine months		For the year		For the six months
	ended December 31, 2006		ended December 31, 2007		ended March 31, 2007		ended September 30, 2007
	(Results)		(Results)		(Results)		(Results)
	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
Japan	34,508	15.7	38,222	10.8	46,860	12.6	25,649	11.9
Europe	88,524	36.1	119,873	35.4	124,020	37.0	78,865	39.4
North America	37,172	7.5	43,755	17.7	51,472	8.0	28,942	18.1
Asia	14,268	12.4	16,679	16.9	19,469	14.6	11,021	12.7
Other regions	28,217	19.4	39,051	38.4	38,112	18.0	25,060	38.3
The Middle East and Africa	9,622	22.5	13,964	45.1	13,064	19.6	8,650	39.4
Central and South America	9,488	21.9	12,756	34.4	12,704	20.6	8,134	37.1
Oceania	9,107	13.8	12,331	35.4	12,344	13.7	8,276	38.3
Total	202,689	22.3	257,580	27.1	279,933	22.2	169,537	28.5

Note:	The table above sets forth Makita’s consolidated net sales by geographic area based on customers location for the periods presented.
3. Exchange rates

	Yen
	For the nine months ended	For the nine months ended
	December 31, 2006	December 31, 2007
	(Results)	(Results)
Yen/U.S. Dollar	116.19	117.35
Yen/Euro	147.98	162.85

	Yen
	For the year ended	For the six months ended	For the year ending
	March 31, 2007	September 30, 2007	March 31, 2008
	(Results)	(Results)	(Forecast)
Yen/U.S. Dollar	116.97	119.40	114
Yen/Euro	150.02	162.33	161

4. Sales growth in local currency basis (major countries)

For the nine months ended
December 31, 2007
(Results)
(%)
U.S.A.	14.0
U.K.	23.5
China	25.3
Germany	19.3
France	12.4
Australia	17.7
Russia	39.9
Brazil	27.9
Makita Gulf (UAE)*	43.7

*Including export sales for the Middle East and Africa.

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English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in Japanese language

5. Production ratio (unit basis)

	For the nine months ended	For the nine months ended	For the year ended	For the six months ended
	December 31, 2006	December 31, 2007	March 31, 2007	September 30, 2007
	(Results)	(Results)	(Results)	(Results)
	(%)	(%)	(%)	(%)
Domestic	27.7	23.0	27.4	24.0
Overseas	72.3	77.0	72.6	76.0

6. Consolidated capital expenditures, depreciation and amortization, and R&D cost

	Yen (millions)
	For the nine months ended	For the nine months ended
	December 31, 2006	December 31, 2007
	(Results)	(Results)
Capital expenditures	9,146	10,122
Depreciation and amortization	5,505	6,408
R&D cost	3,959	4,349

	Yen (millions)
	For the year ended	For the six months ended	For the year ending
	March 31, 2007	September 30, 2007	March 31, 2008
	(Results)	(Results)	(Forecast)
Capital expenditures	12,980	7,161	15,500
Depreciation and amortization	8,773	3,879	9,200
R&D cost	5,460	2,826	5,800

12
English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in Japanese language